File No. 82-4750

(Translation)

May 22, 2008

Dear Sirs:

Name of the Company: Q.P. Corporation
Representative: Yutaka Suzuki
President and Representative Director
(Code No. 2809; the first section of Tokyo Stock Exchange)
Person to contact: Katsuhiko Sasaki
Managing Director and General Manager, Division of Administration

[redacted]

Notice of Adjustment to the Forecast of Operating Results for the Interim Period of the Fiscal Year Ending November 30, 2008

It is hereby notified that Q.P. Corporation (the "Company"), in consideration of the recent developments of its operations and other factors, has made adjustment to the forecast of operating results for the interim period of the fiscal year ending November 30, 2008 (from December 1, 2007 to November 30, 2008), as given at the time of publication of its financial statements on January 11, 2008, as described below.

The forecast of consolidated/non-consolidated operating results for the whole-year period of the fiscal year ending November 30, 2008, which remained undecided at present, will be given at the time of publication of its interim financial statements on July 9, 2008.

Description

1. Adjustment to the forecast of operating results for the interim period of the fiscal year ending November 30, 2008 (from December 1, 2007 to May 31, 2008):

[Consolidated]

(million yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	232,600	7,200	7,000	3,300	¥21.60
Adjusted forecast (B)	233,500	6,500	6,300	2,950	¥19.44
Amount of increase or decrease (B) – (A)	900	(700)	(700)	(350)	(¥2.16)
Rate of increase or decrease	0.4%	(9.7%)	(10.0%)	(10.6%)	(10.0%)
(For reference) Results for the interim period of the fiscal year ended November 30, 2007	232,483	7,445	7,427	3,542	¥23.18

dlw 6/20

[Non-Consolidated]

(millions of yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	116,500	2,750	3,500	2,000	¥13.09
Adjusted forecast (B)	116,600	2,200	2,900	1,650	¥10.87
Amount of increase or decrease (B) – (A)	100	(550)	(600)	(350)	(¥2.22)
Rate of increase or decrease	0.1%	(20.0%)	(17.1%)	(17.5%)	(17.0%)
(For reference) Results for the interim period of the fiscal year ended November 30, 2007	115,989	2,901	3,270	1,724	¥11.28

2. Reasons for the adjustment:

For the interim period of the current fiscal year, on a consolidated basis, net sales are expected to be almost on a par with the previous forecast. However, the impact of rising prices of raw materials and poor profitability in its logistics business was more than the Group's efforts to reduce cost could absorb. Consequently, incomes are expected to fall below the previous forecast.

On a non-consolidated basis, net sales are expected to be almost on a par with the previous forecast. However, a higher-than-expected rise in main raw materials was more than the Company's efforts to reduce sales promotion cost and other expenses could absorb. Consequently, incomes are expected to fall below the previous forecast.

(Note) The above forecast is prepared based on the information available as of the date hereof and assumptions about uncertain factors that may affect the operating results. Hence, actual results may differ from the forecast due to a variety of factors.

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